PRICEWATERHOUSECOOPERS



                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees of
the Plan Investment Fund, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Plan Investment Fund, Inc. (the "Fund"), consisting of the Government/Repo, Money Market and Short-Term Portfolios, compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 26, 1999. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 26, 1999, and with respect to agreement of security purchases and sales, for the period from September 30, 1998 (the date of our last examination), through May 26, 1999:

    - Confirmation of all securities held by institutions in book entry form, at the Federal Reserve Bank of Cleveland, the Depository Trust Company, the Participatory Trust Company, and Bankers Trust Company;

    -   Confirmation of all securities out for transfer with brokers;

    - Reconciliation of all such securities to the books and records of the Fund and the Custodian, PNC Bank, National Association;

    - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records; and

    - Agreement of thirty-seven security purchases and twenty-six security sales or maturities since our last report from the books and records of the Fund to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Plan Investment Fund, Inc was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 26, 1999 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

[SIGNATURE]
2400 Eleven Penn Center
Philadelphia, PA 19103-2692




August 13, 1999

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

August 13, 1999

PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia, PA 19103

We, as members of management of Government/Repo, Money Market and Short-Term Portfolios (collectively the "Funds"), of the Plan Investment Fund, Inc are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 26, 1999 and from September 30, 1998 through May 26, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 26, 1999 and from September 30, 1998 through May 26, 1999, with respect to securities reflected in the investment account of the Funds.


Plan Investment Fund, Inc:

By:

EDWARD J. BARAN
---------------

Edward J. Baran

President and Chief Executive Officer

PRICEWATERHOUSECOOPERS


                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees of
 the Plan Investment Fund, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Plan Investment Fund, Inc. (the "Fund"), consisting of the Government/Repo, Money Market and Short-Term Portfolios, compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 30, 1999. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 30, 1999, and with respect to agreement of security purchases and sales, for the period from May 26, 1999 (the date of our last examination), through July 30, 1999:

    - Confirmation of all securities held by institutions in book entry form, at the Federal Reserve Bank of Cleveland, the Depository Trust Company, the Participatory Trust Company, and Bankers Trust Company;

    -   Confirmation of all securities out for transfer with brokers;

    - Reconciliation of all such securities to the books and records of the Fund and the Custodian, PNC Bank, National Association;

    - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records; and

    - Agreement of forty-two security purchases and twenty-seven security sales or maturities since our last report from the books and records of the Fund to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Plan Investment Fund, Inc was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 30, 1999 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

[SIGNATURE]
2400 Eleven Penn Center
Philadelphia, PA 19103-2692





August 31, 1999

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


August 31, 1999

PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia, PA 19103

We, as members of management of Government/Repo, Money Market and Short-Term Portfolios (collectively the "Funds"), of the Plan Investment Fund, Inc are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 30, 1999 and from May 26, 1999 through July 30, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as July 30, 1999 and from May 26, 1999 through July 30, 1999, with respect to securities reflected in the investment account of the Funds.

Plan Investment Fund, Inc:

By:

EDWARD J. BARAN
---------------

Edward J. Baran

President and Chief Executive Officer

PRICEWATERHOUSECOOPERS



                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees of
 the Plan Investment Fund, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Plan Investment Fund, Inc. (the "Fund"), consisting of the Government/Repo, Money Market and Short-Term Portfolios, compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 1999. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1999, and with respect to agreement of security purchases and sales, for the period from July 30, 1999 (the date of our last examination), through September 30, 1999:

    - Confirmation of all securities held by institutions in book entry form, at the Federal Reserve Bank of Cleveland, the Depository Trust Company, the Participatory Trust Company, and Bankers Trust Company;

    -   Confirmation of all securities out for transfer with brokers;

    - Reconciliation of all such securities to the books and records of the Fund and the Custodian, PNC Bank, National Association;

    - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records; and

    - Agreement of thirty-eight security purchases and twenty-five security sales or maturities since our last report from the books and records of the Fund to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Plan Investment Fund, Inc., was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


[SIGNATURE]
2400 Eleven Penn Center
Philadelphia, PA 19103-2692




October 31, 1999

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


October 31, 1999

PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia, PA 19103

We, as members of management of Government/Repo, Money Market and Short-Term Portfolios (collectively the "Funds"), of the Plan Investment Fund, Inc are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 1999 and from July 30, 1999 through September 30, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999 and from July 30, 1999 through September 30, 1999, with respect to securities reflected in the investment account of the Funds.

Plan Investment Fund, Inc:

By:

EDWARD J. BARAN
---------------

Edward J. Baran

President and Chief Executive Officer